                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                   ---------


[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the fiscal year ended:  December 31, 1998
                            -----------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
                              --------------  ---------------

Commission file number 0-23214.

                                    ----

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 SAMSONITE CORPORATION EMPLOYEE SAVINGS TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            SAMSONITE CORPORATION
                            11200 EAST 45TH AVENUE
                            DENVER, COLORADO 80239

                             Samsonite Corporation
                            Employee Savings Trust



                                              Financial Statements and Schedules
                                          Years Ended December 31, 1998 and 1997

                                                     Samsonite Corporation
                                                    Employee Savings Trust

                                                         Table of Contents

===============================================================================

Report of Independent Certified Public Accountants                        3

Financial Statements

   Statements of Net Assets Available for Benefits                    4 - 5

   Statement of Changes in Net Assets Available for Benefits              6

   Summary of Accounting Policies                                         7

   Notes to Financial Statements                                     8 - 13

Schedule 1 - Item 27a - Schedule of Assets
   Held for Investment Purposes                                          14

Schedule 2 - Item 27d - Schedule of Reportable
   Transactions                                                          15

Signature Page                                                           16

Exhibit 23.1
Consent of BDO Seidman, LLP                                              17

Report of Independent Certified Public Accountants


Plan Administrator of Samsonite Corporation
  Employee Savings Trust

We have audited the accompanying statements of net assets available for benefits of the Samsonite Corporation Employee Savings Trust (the "Plan") as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Samsonite Corporation Employee Savings Trust at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO, Saidman, LLP

Denver, Colorado
June 3, 1999

                                                          Samsonite Corporation
                                                         Employee Savings Trust

                                 Statement of Net Assets Available for Benefits

======================================================================================================================
                                                                                      Investment Funds
----------------------------------------------------------------------------------------------------------------------
                                            Fixed           Equity
                                           Income           Income         Balanced         Indexed         Growth
December 31, 1998                           Fund             Fund            Funds            Fund           Funds
----------------------------------------------------------------------------------------------------------------------

Assets:

Investments, at fair value (Note 2):

Mutual Funds
 Guaranteed Income Fund*             $10,954,984       $        -       $        -      $        -      $        -
 Fidelity Equity Income II Fund*               -        9,591,315                -               -               -
 Lifetime 60                                   -                -          115,395               -               -
 Lifetime 50                                   -                -          418,605               -               -
 Lifetime 40*                                  -                -        4,818,862               -               -
 Lifetime 30                                   -                -           86,675               -               -
 Lifetime 20                                   -                -           47,251               -               -
 Stock Market Index Fund*                      -                -                -       6,871,614               -
 Fidelity Contra Fund*                         -                -                -               -       2,996,791
 Founders Growth Fund                          -                -                -               -         964,166
 Small Company Stock Growth Fund               -                -                -               -         214,924
 Janus Worldwide Fund                          -                -                -               -               -

Samsonite Stock                                -                -                -               -               -

Loans to participants                          -                -                -               -               -
----------------------------------------------------------------------------------------------------------------------

Total investments                     10,954,984       9,591 ,315        5,486,788       6,871,614       4,175,881
----------------------------------------------------------------------------------------------------------------------

Net assets available for benefits    $10,954,984      $9,591,315        $5,486,788      $6,871,614      $4,175,881
======================================================================================================================

======================================================================================================================
                                     Investment Funds
---------------------------------------------------------------------------------

                                           Global         Samsonite                     Participant
December 31, 1998                            Fund           Stock           Total          Loans             Total
----------------------------------------------------------------------------------------------------------------------

Assets:

Investments, at fair value (Note 2):

Mutual Funds
 Guaranteed Income Fund*             $         -      $        -      $10,954,984    $           -     $10,954,984
 Fidelity Equity Income II Fund*               -               -        9,591,315                -       9,591,315
 Lifetime 60                                   -               -          115,395                -         115,395
 Lifetime 50                                   -               -          418,605                -         418,605
 Lifetime 40*                                  -               -        4,818,862                -       4,818,862
 Lifetime 30                                   -               -           86,675                -          86,675
 Lifetime 20                                   -               -           47,251                -          47,251
 Stock Market Index Fund*                      -               -        6,871,614                -       6,871,614
 Fidelity Contra Fund*                         -               -        2,996,791                -       2,996,791
 Founders Growth Fund                          -               -          964,166                -         964,166
 Small Company Stock Growth Fund               -               -          214,924                -         214,924
 Janus Worldwide Fund                  2,628,557               -        2,628,557                -       2,628,557

Samsonite Stock                                -         128,066          128,066                -         128,066

Loans to participants                          -               -                -          712,320         712,320
----------------------------------------------------------------------------------------------------------------------

Total investments                      2,628,557         128,066       39,837,205          712,320      40,549,525
----------------------------------------------------------------------------------------------------------------------

Net assets available for benefits    $ 2,628,557      $  128,066     $ 39,837,205       $  712,320     $40,549,525
======================================================================================================================

*Represents 5% or more of net assets available for benefits.

                                                  See accompanying summary of accounting policies and notes to financial statements.


                                                          Samsonite Corporation
                                                         Employee Savings Trust

                                 Statement of Net Assets Available for Benefits

====================================================================================================================
                                                                Investment Funds
--------------------------------------------------------------------------------------------------------------------
                                          Fixed            Equity
                                          Income           Income         Balanced         Indexed         Growth
December 31, 1997                          Fund             Fund            Funds            Fund           Funds
--------------------------------------------------------------------------------------------------------------------
Assets:


Cash                                $         -    $           -    $           -     $         -       $       -

Investments, at fair value
 (Note 2):

Mutual Funds
 Guaranteed Income Fund*             11,207,910                -                -               -               -
 Fidelity Equity Income II
  Fund*                                       -        9,716,371                -               -               -
 Lifetime 60                                  -                -           40,727               -               -
 Lifetime 50                                  -                -          255,364               -               -
 Lifetime 40*                                 -                -        5,213,657               -               -
 Lifetime 30                                  -                -           33,960               -               -
 Lifetime 20                                  -                -            9,755               -               -
 Stock Market Index Fund*                     -                -                -       5,884,588               -
 Fidelity Contra Fund*                        -                -                -               -       2,434,009
 Founders Growth Fund                         -                -                -               -         575,926
 PBHG Growth Fund                             -                -                -               -         300,282
 Janus Worldwide Fund                         -                -                -               -               -

Samsonite Stock                               -                -                -               -               -

Loans to participants                         -                -                -               -               -
--------------------------------------------------------------------------------------------------------------------

Total investments                    11,207,910        9,716,371        5,553,463       5,884,588       3,310,217
--------------------------------------------------------------------------------------------------------------------

Other receivables                             -              246              153               -               -
--------------------------------------------------------------------------------------------------------------------
Interfund receivable/payable                  -                -                -        (167,100)              -
--------------------------------------------------------------------------------------------------------------------
Net assets available for benefits   $11,207,910       $9,716,617       $5,553,616      $5,717,488      $3,310,217
======================================================================================================================


====================================================================================================================
                                          Investment Funds
---------------------------------------------------------------------------------
                                          Global       Samsonite                         Participant
December 31, 1997                          Fund          Stock              Total           Loans           Total
--------------------------------------------------------------------------------------------------------------------
Assets:

Cash                                $         -    $      19,243      $    19,243                -      $   19,243

Investments, at fair value
 (Note 2):

Mutual Funds
 Guaranteed Income Fund*                      -                -       11,207,910               -       11,207,910
 Fidelity Equity Income II
  Fund*                                       -                -        9,716,371               -        9,716,371
 Lifetime 60                                  -                -           40,727               -           40,727
 Lifetime 50                                  -                -          255,364               -          255,364
 Lifetime 40*                                 -                -        5,213,657               -        5,213,657
 Lifetime 30                                  -                -           33,960               -           33,960
 Lifetime 20                                  -                -            9,755               -            9,755
 Stock Market Index Fund*                     -                -        5,884,588                        5,884,588
 Fidelity Contra Fund*                        -                -        2,434,009               -        2,434,009
 Founders Growth Fund                         -                -          575,926               -          575,926
 PBHG Growth Fund                             -                -          300,282               -          300,282
 Janus Worldwide Fund                 1,871,981                -        1,871,981               -        1,871,981

Samsonite Stock                               -          194,961          194,961               -          194,961

Loans to participants                         -                -                -         835,703          835,703
--------------------------------------------------------------------------------------------------------------------

Total investments                     1,871,981          194,961       37,739,491         835,703       38,575,194
--------------------------------------------------------------------------------------------------------------------

Other receivables                             -                -              399                              399
--------------------------------------------------------------------------------------------------------------------
Interfund receivable/payable            167,100                -                -               -                -
--------------------------------------------------------------------------------------------------------------------
Net assets available for benefits   $ 2,039,081       $  214,204      $37,759,133      $  835,703     $38,594,836
======================================================================================================================


*Represents 5% or more of net assets available for benefits.
                                                              See accompanying summary of accounting policies and notes to financial


                                                          Samsonite Corporation
                                                         Employee Savings Trust

                      Statement of Changes in Net Assets Available for Benefits

====================================================================================================================
                                                                Investment Funds
--------------------------------------------------------------------------------------------------------------------
                                          Fixed            Equity
                                          Income           Income         Balanced         Indexed         Growth
Year Ended December 31, 1998               Fund             Fund            Funds            Fund           Funds
--------------------------------------------------------------------------------------------------------------------
Additions:
Interest income                 $      674,344    $           -    $           -    $           -    $           -
Net appreciation
 (depreciation)
  of investments                             -        1,986,361          700,652        1,563,009          907,319
Employee contributions                 480,736          460,460          334,008          395,989          347,973
  (Note 1)
Employer contributions                 177,437          176,484          111,809          131,581          132,908
  (Note 1)
Other                                    3,138              460              155                -                -
Interest on Participant Loans           14,921           12,507            5,755            5,540            3,274
---------------------------------------------------------------------------------------------------------------------
Total additions                      1,350,576        2,636,272        1,152,379        2,096,119        1,391,474
---------------------------------------------------------------------------------------------------------------------
Deductions:
Benefits and distributions           2,558,356        2,009,553          866,188          806,035          683,187
Administrative expenses                 16,240              406            1,590              650              461
---------------------------------------------------------------------------------------------------------------------
Total deductions                     2,574,596        2,009,959          867,778          806,685          683,648
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease)             (1,224,020)         626,313          284,601        1,289,434          707,826
Loans Granted                         (137,703)         (58,336)         (35,266)         (57,789)         (63,375)
Loan Principal Paid                     76,779           86,282           42,951           23,746           20,427
Interfund transfers                  1,032,018         (779,561)        (359,114)        (101,265)         200,786
---------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits, beginning of year       11,207,910        9,716,617        5,553,616        5,717,488        3,310,217
---------------------------------------------------------------------------------------------------------------------
Net assets available for
benefits, end of year           $   10,954,984    $   9,591,315    $   5,486,788    $   6,871,614    $   4,175,881
=====================================================================================================================

=======================================================================================================================
                                          Investment Funds
---------------------------------------------------------------------------------
                                          Global       Samsonite                         Participant
Year Ended December 31, 1998               Fund          Stock              Total           Loans             Total
-----------------------------------------------------------------------------------------------------------------------
Additions:
Interest income                   $           -    $           -    $      674,344    $             -    $      674,344
Net appreciation
 (depreciation)
  of investments                        537,444          (99,265)        5,595,520                  -         5,595,520
Employee contributions                  203,678           47,516         2,270,360                  -         2,270,360
  (Note 1)
Employer contributions                   70,652           19,985           820,856                  -           820,856
  (Note 1)
Other                                         -            1,391             5,144                  -             5,144
Interest on Participant Loans             2,761               29            44,787              2,777            47,564
-----------------------------------------------------------------------------------------------------------------------
Total additions                         814,535          (30,344)        9,411,011              2,777         9,413,788
-----------------------------------------------------------------------------------------------------------------------
Deductions:
Benefits and distributions              286,082            4,387         7,213,788            225,585         7,439,373
Administrative expenses                     180              199            19,726                  -            19,726
-----------------------------------------------------------------------------------------------------------------------
Total deductions                        286,262            4,586         7,233,514            225,585         7,459,099
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                 528,273          (34,930)        2,177,497           (222,808)        1,954,689
Loans Granted                           (16,485)            (998)         (369,952)           369,952                 -
Loan Principal Paid                      20,228              114           270,527           (270,527)                -
Interfund transfers                      57,460          (50,324)                -                  -                 -
-----------------------------------------------------------------------------------------------------------------------
Net assets available for
  benefits, beginning of year         2,039,081          214,204        37,759,133            835,703        38,594,836
-----------------------------------------------------------------------------------------------------------------------
Net assets available for
benefits, end of year             $   2,628,557    $     128,066    $   39,837,205    $       712,320    $   40,549,525
=======================================================================================================================

                                      See accompanying summary of accounting policies and notes to financial statements.

                                                         Samsonite Corporation
                                                        Employee Savings Trust

                                                Summary of Accounting Policies

================================================================================

Basis of              The accompanying financial statements have been prepared
Accounting            on the accrual basis of accounting.

Valuation of          Mutual funds and the value of Samsonite Stock are
Investments           determined by quoted market prices, where available.
                      Participant loans are valued at cost, which approximates market value. Purchases and sales of securities are recorded as of the trade date.

Use of                The preparation of financial statements in conformity
Estimates             with generally accepted accounting principles requires
                      management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period.
                      Actual results could differ from those estimates.

Payment               Benefits are recorded when paid.
of Benefits

Reclassifications     Certain reclassifications have been made to the 1997
                      financial statements in order for them to conform to the 1998 presentation. Such reclassifications have no impact on the Plan's net assets or changes in net assets.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

1.  Description of                The following description of the Samsonite
    the Plan                      Corporation Employee Savings Trust (the
                                  "Plan") provides only general information.
                                  Participants should refer to the plan
                                  agreement for a more complete description of the Plan's provisions.

                                  General

                                  The Plan is a defined contribution 401(k) retirement plan covering substantially all nonunion employees of Samsonite Corporation and its subsidiaries (the "Company"). CIGNA Retirement and Investment Services (CIGNA) is the Administrator of the Plan. CG Trust Company is the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                  Eligibility

                                  Full-time and part-time employees of the Company are eligible to participate in the Plan as of the first day of the month following their date of hire.

                                  Contributions

                                  Plan participants may contribute to the Plan up to 17% of their compensation, as defined. The Company makes matching contributions of 50% of the first 6% of participant contributions. For the year ended December 31, 1998, the first $10,000 of an employee's contribution is on a before-tax basis; contributions in excess of $10,000 are on an after-tax basis. The pre-tax contribution limit is indexed annually for inflation.

                                  Participant Accounts

                                  Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings. Earnings are allocated to individual's accounts based on each participant's account balance.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

                                  Participants may direct contributions, in multiples of 1% increments, to the following investment options provided by CIGNA:

                                  (1)   Fixed Income Fund - This fund consists
                                        -----------------
                                        of the CIGNA Guaranteed Income Fund, a
                                        fund that seeks to preserve capital plus fixed income returns.

                                  (2)   Equity Income Fund - This fund consists
                                        ------------------
                                        of the Fidelity Equity Income II Fund, a fund that seeks a combination of capital growth and current income.

                                  (3)   Balanced Funds- The balanced funds
                                        --------------
                                        consist of the CIGNA Lifetime Funds.
                                        This group of funds is based on the
                                        life-cycle theory of investing that
                                        different bond/stock mixes are
                                        appropriate for individuals at different stages of their lives. These funds seek a combination of growth, income and capital preservation through stocks, bonds, and short-term investments. These funds include the CIGNA Lifetime20, CIGNA Lifetime30, CIGNA Lifetime40, CIGNA Lifetime50 and CIGNA Lifetime60 funds.

                                  (4)   Indexed Fund - This fund consists of the
                                        ------------
                                        CIGNA Stock Market Index Fund. This fund invests in common stocks that seek to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

                                  (5)   Growth Funds - The growth funds consist
                                        ------------
                                        of the Fidelity Contra Fund, the
                                        Founders Growth Fund, the PBHG Growth
                                        Fund and the Small Company Stock Growth
                                        Fund. These funds seek long-term capital appreciation from equities. The PBHG Growth Fund was discontinued as an elective investment in 1998 and replaced by the Small Company Stock Growth Fund.

                                  (6)   Global Fund - This fund consists of the
                                        -----------
                                        Janus Worldwide Fund, a fund that seeks
                                        capital growth and diversification
                                        benefits from investments in foreign and domestic stock markets.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

                                  (7)   Samsonite Stock - Funds are invested in
                                        ---------------
                                        shares of the Company's common stock.
                                        The fund is comprised of the underlying
                                        Company stock and a short-term cash
                                        component to provide liquidity for daily trading.

                                  Vesting

                                  Participants' contributions to the Plan and earnings thereon are 100% vested. Participants become vested in the Company's matching contributions and their earnings based on years of service as follows:

                                  Years of Service            Vested Percentage
                                  ---------------------------------------------
                                  Less than three                          0%
                                  At least three but less than five       50%
                                  Five or more                           100%
                                  ---------------------------------------------

                                  Participants' accounts become fully vested upon death, total disability, reaching normal retirement age, or termination of the Plan. Forfeited employer contributions are used to reduce employer matching contributions and administrative expenses. In 1998, employer contributions and Plan expenses were reduced by $14,451 from forfeited non-vested accounts. Forfeitures available to offset future employer contributions and Plan expenses are $73,108.

                                  Payment of Benefits

                                  Upon termination of service due to death, disability or retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over ten or fewer years.

                                  Participant Loans

                                  Participants may borrow from their
                                  contribution fund account a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

                                  balance in the participant's account and bear interest at a rate similar to local prevailing rates. Interest rates on current loans range from 6% to 10%. Loan repayments are made in equal installments through payroll deductions.

                                  Plan Termination

                                  Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                                  Administrative Expenses

                                  Most administrative expenses of the Plan are paid by the Plan. In addition, the Company has provided certain services and paid certain expenses of the Plan without reimbursement.

                                  Tax Status

                                  The Plan obtained the latest determination letter on August 29, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan's financial statements.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------



2.  Investments                 The fair value of investments that individually
                                represent 5% or more of the Plan's net assets are as follows:

                                December 31,                                 1998          1997
                                ----------------------------------------------------------------------
                                Guaranteed Income Fund                   $10,954,984   $11,207,910
                                Lifetime 40                                4,818,862     5,213,657
                                Fidelity Equity Income II Fund             9,591,315     9,716,371
                                Stock Market Index Fund                    6,871,614     5,884,588
                                Fidelity Contra Fund                       2,996,791     2,434,009
                                Janus Worldwide Fund                       2,628,557     1,871,981


3.  Merger of                   On December 31, 1996, the American Tourister
    American                    Retirement Plan (the "AT Plan") was merged
    Tourister                   into the Plan. The transfer of the net assets
    Retirement Plan             of the AT Plan to the Plan has been recognized
                                in the accompanying Statement of Changes in Net
                                Assets Available for Benefits for the year ended
                                December 31, 1997 at the balances carried in the accounts of the AT Plan.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                                   Notes to Financial Statements

--------------------------------------------------------------------------------

4.  Investment                Required additional disclosures related to
    Disclosures               significant investments shown in the Statement
                              of Net Assets Available for benefits are as follows:

                                                                                 Other
                                                                     CIGNA       CIGNA     Total    Fidelity     Other       Total
                                                                  Lifetime 40  Lifetime  Balanced    Contra     Growth      Growth
                                                                     Fund        Funds     Funds      Fund       Funds       Funds
                                                              ---------------------------------------------------------------------
                                Additions:
                                Interest income                $         -  $       - $        -  $        - $        -  $        -
                                Net Appreciation
                                (depreciation) of
                                investments                        643,426     57,226    700,652     739,190    168,129     907,319
                                Employee contributions             268,080     65,928    334,008     209,641    138,332     347,973
                                Employer contributions              87,305     24,504    111,809      90,545     42,363     132,908
                                Other                                  155          -        155           -          -           -
                                Interest on participant
                                loans                                5,248        507      5,755       2,775        499       3,274
                                                              ----------------------------------------------------------------------
                                Total additions                  1,004,214    148,165  1,152,379   1,042,151    349,323   1,391,474
                                                              ----------------------------------------------------------------------
                                Deductions:
                                Benefits and distributions         860,084      6,104    866,188     517,244    165,943     683,187
                                Administrative expenses              1,442        148      1,590         378         83         461
                                                              ---------------------------------------------------------------------
                                Total deductions                   861,526      6,252    867,778     517,622    166,026     683,648
                                                              ---------------------------------------------------------------------
                                Net Increase (decrease)            142,688    141,913    284,601     524,529    183,297     707,826

                                Loan Principal paid                 40,791      2,160     42,951      13,494      6,933      20,427
                                Loans Granted                      (31,669)    (3,597)   (35,266)    (48,918)   (14,457)    (63,375)
                                Interfund transfers               (546,735)   187,621   (359,114)     73,852    126,934     200,786
                                                              ----------------------------------------------------------------------
                                Net assets available for
                                benefits, beginning of year      5,213,787    339,829  5,553,616   2,433,834    876,383   3,310,217
                                                              ----------------------------------------------------------------------
                                Net assets available for
                                benefits, end of year          $ 4,818,862  $ 667,926 $5,486,788  $2,996,791 $1,179,090  $4,175,881
                                                              ======================================================================



                            Supplemental Schedules







                            ----------------------

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                       Item 27a - Schedule of Assets Held for Investment Purpose

==================================================================================================================

                                                                EIN:  13-3346672
                                                                 Plan Number 005

December 31, 1998
------------------------------------------------------------------------------------------------------------------
(a)                             (b)                                 (c)                (d)                (e)
 *                                                                 Number                                Current
                          Identity of issue                        of shares           Cost               value
------------------------------------------------------------------------------------------------------------------

                   Connecticut General Life Insurance
                   Mutual Funds
                      Guaranteed Income Fund                       387,617          $10,954,984        $10,954,984
                      Fidelity Equity Income II Fund               217,750            6,204,778          9,591,315
                      Lifetime 60                                    7,042              106,698            115,395
                      Lifetime 50                                   23,356              369,503            418,605
                      Lifetime 40                                  262,489            3,632,499          4,818,862
                      Lifetime 30                                    4,578               76,908             86,675
                      Lifetime 20                                    2,480               43,147             47,251
                      Stock Market Index Fund                      103,315            4,721,310          6,871,614
                      Fidelity Contra Fund                          36,815            1,544,721          2,996,791
                      Founders Growth Fund                          35,380              817,323            964,166
                      Small Company Stock Growth Fund               21,689              176,806            214,924
                      Janus Worldwide Fund                          48,286            2,139,377          2,628,557

                   Samsonite Stock                                  22,927              221,669            128,066

                   Participant loans, 6%-10%                            --                   --            712,320
                                                                 ---------          -----------        -----------
                                                                                    $31,009,723        $40,549,525
                                                                                    ===========        ===========

                                           See accompanying report of independent certified public accountants.


*    There were no non-exempt party-in-interest transactions.

                                                           Samsonite Corporation
                                                          Employee Savings Trust

                                  Item 27d - Schedule of Reportable Transactions

==================================================================================================================

                                                                EIN:  13-3346672
                                                                 Plan Number 005

Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------

                                           (c)           (d)            (g)                            (i)
                                                                                    Current value
                                                                                        of asset
                                        Purchase        Selling         Cost of     on transaction      Net gain
  Identity of party involved               price        price            asset           date            or (loss)
------------------------------------------------------------------------------------------------------------------

Lifetime 40                        $     654,272    $         -     $    654,272    $    654,272   $            -
Lifetime 40                                    -      1,694,190        1,537,359       1,694,190          156,831
Stock Market Index                     1,657,885              -        1,657,885       1,657,885                -
Stock Market Index                             -      2,234,465        1,690,805       2,234,465          543,660
Janus Worldwide                        1,479,440              -        1,479,440       1,479,440                -
Janus Worldwide                                -      1,261,347        1,092,854       1,261,347          168,493
Fidelity Equity Income II                980,708              -          980,708         980,708                -
Fidelity Equity Income II                      -      3,094,938        2,516,692       3,094,938          578,246
Guaranteed Income                      4,492,253              -        4,492,253       4,492,253                -
Guaranteed Income                              -      5,419,523        5,419,523       5,419,523                -

                                       See accompanying report of independent certified public accountants.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                 Samsonite Corporation Employee Savings Trust
                     ----------------------------------

Date: June 16, 1999        By: /s/Richard H. Wiley
      _____________            ___________________________________
                              Richard H. Wiley
                              Samsonite Corporation
                              Chief Financial Officer, Treasurer and Secretary